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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **G.research, LLC**

OFFICIAL USE ONLY
7353
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center
(No. and Street)

Rye	**NY**	**10580-1422**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane M. LaPointe **(914) 921-7763**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATE OF NEW YORK

COUNTY OF WESTCHESTER

OATH OR AFFIRMATION

I, Diane M. LaPointe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.research, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public


GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5-21-2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.research, LLC
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)
(SEC I.D. No. 8-21373)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

G.research, LLC
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Statement of Financial Condition

December 31, 2015

Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
G.research, LLC
Rye, New York

We have audited the accompanying statement of financial condition of G.research LLC (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of G.research, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2016

G.research, LLC
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents	$ 9,962,516
Securities owned, at fair value	174,848
Receivables from brokers and clearing organizations	204,509
Receivables from affiliates	54,730
Deposits with clearing organizations	200,000
Fixed assets, net of accumulated depreciation of $34,326	17,331
Other assets	270,742
Total assets	$ 10,884,676
Liabilities and member's capital	
Compensation payable	$ 2,070,245
Distribution costs payable	407,284
Deferred tax liability, net (including income taxes payable of $244)	92,391
Payables to affiliates	94,267
Accrued expenses and other liabilities	300,937
Total liabilities	2,965,124
Member's capital:	
Common stock, $.01 par value; 200 shares authorized, issued and outstanding	2
Additional paid-in capital	22,766,986
Accumulated deficit	(14,847,436)
Total member's capital	7,919,552
Total liabilities and member's capital	$ 10,884,676

See accompanying notes.

G.research, LLC
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2015

A. Organization and Business Description

G.research, LLC (the "Company") (d.b.a. Gabelli & Company) is a wholly-owned subsidiary of Gabelli Securities, Inc. (the "Parent"), which, in turn, is a majority-owned subsidiary of Associated Capital Group, Inc. ("AC"). The Company became a subsidiary of AC effective November 30, 2015, subsequent to a spin-off transaction from GAMCO Investors, Inc. ("GBL") and was a majority-owned subsidiary of GBL prior to that date. Effective July 1, 2015, G.research, Inc., a majority owned subsidiary of GBL, merged into the Company and the Company assumed all of the operations of G.research, Inc. (see Note C). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company provides institutional investors and investment partnerships with investment ideas on numerous industries and special situations, with a particular focus on small-cap and mid-cap companies. The team of sell-side analysts follows economic sectors on a global basis and are bottom-up stock pickers, recommending companies that trade at significant discounts to Private Market Value ("PMV"). PMV investing is a disciplined, research-driven approach based on the extensive use of security analysis. In this process, the Company carefully selects stocks whose intrinsic value, based on the Company's estimate of current asset value and future growth and earnings power, is significantly different from the value as reflected in the public market. The Company then calculates the firm's PMV, which is defined as the price an informed industrial buyer would be likely to pay to acquire the business. The research focuses on company fundamentals, cash flow statistics, and catalysts that will help realize returns.

The Company generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients and retail customers of affiliated companies. The Company is also involved in syndicated underwriting activities. It participates in the offerings of certain closed-end funds advised by Gabelli Funds, LLC, a wholly-owned subsidiary of GBL. Through June 30, 2015, it also earned distribution fees revenue (see Note C). Finally, the Company earns investment income generated from its proprietary trading activities.

A. Organization and Business Description (continued)

The Company acts as an introducing broker, and all securities transactions for the Company and its customers are cleared through and carried by two New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. The Company has Proprietary Accounts of Introducing Brokers ("PAIB") agreements with these firms. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

The Company's principal market is in the United States.

B. Significant Accounting Policies

Cash and Cash Equivalents

The Company's investments in an affiliated money market mutual fund meet the criteria to qualify as cash equivalents.

Securities Owned, at Fair Value

Securities owned, at fair value, including common stocks, are recorded at fair value. All securities transactions and transaction costs are recorded on a trade date basis.

All of the instruments within securities owned, at fair value are measured at fair value.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. The levels of the fair value hierarchy and their applicability to the Company are described below:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 assets include cash equivalents and common stocks.

B. Significant Accounting Policies (continued)

Securities Owned, at Fair Value (continued)

- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes common stocks that have inputs to the valuations that can be generally corroborated by observable market data.
- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. These assets include infrequently traded common stocks.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into and out of any level at their beginning period values.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3.

The valuation process and policies reside with the financial reporting and accounting group which reports to the Chief Financial Officer of AC. The Company uses the "market approach" valuation technique to value investments in Level 3 investments. The Company's valuation of Level 3 investments is based upon either i) the recent sale prices of the issuer's equity securities or ii) the net assets, book value or cost basis of the issuer when there are no recent sales prices available.

In the absence of a closing price, an average of the bid and ask is used. Bid prices reflect the highest price that the market is willing to pay for an asset. Ask prices represent the lowest price that the market is willing to accept for an asset.

B. Significant Accounting Policies (continued)

Securities Owned, at Fair Value (continued)

Cash equivalents – Cash equivalents consist of an affiliated money market mutual fund, which is invested solely in U.S. Treasuries. Cash equivalents are valued using the mutual fund's net asset value (NAV) as a practical expedient to measure fair value. Accordingly, cash equivalents are categorized in Level 1 of the fair value hierarchy.

Securities owned, at fair value - Securities owned, at fair value are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy. Securities categorized in Level 2 investments are valued using other observable inputs. Infrequently traded investments are included in Level 3 of the fair value hierarchy because significant inputs to measure fair value are unobservable. As of and during the year ended December 31, 2015, there were no Level 3 securities owned.

Receivables from Affiliates

Receivables from affiliates are primarily comprised of estimated income taxes due from AC. See Note C.

Distribution Costs Payable

Prior to the transfer of the mutual fund distributor component of the Company's operations in 2011, distribution costs were accrued as they were incurred.

Receivables from Brokers and Clearing Organizations

Commission revenue and related clearing charges are recorded on a trade-date basis, and amounts receivable are included in receivables from brokers and clearing organizations.

Fixed Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives of four to seven years.

B. Significant Accounting Policies (continued)

Income Taxes

The Company is a member of a tax sharing agreement in which the Company records a tax provision and generally settles either the benefit or expense with its sole member monthly, but not less than annually. Usually, a single member LLC would not record a tax provision. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the Statement of Financial Condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense/benefit in the period that includes the enactment date of the change in tax rate.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. A valuation allowance would be recorded to reduce the carrying value of deferred tax assets to the amount that is more likely than not to be realized. In making such a determination of whether a valuation allowance is necessary, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that the Company would be able to realize the Company's deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification ("Codification") Topic 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities on the Statement of Financial Condition.

Fair Value of Financial Instruments

The carrying amounts of all financial instruments in the Statement of Financial Condition approximate their fair values.

B. Significant Accounting Policies (continued)

Use of Estimates

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Recent Accounting Developments

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers," which supersedes the revenue recognition requirements in the Accounting Standards Codification ("Codification") Topic 605, Revenue Recognition, and most industry-specific guidance throughout the industry topics of the Codification. The core principle of the new ASU No. 2014-09 is for companies to recognize revenue from the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard provides a five-step approach to be applied to all contracts with customers and also requires expanded disclosures about revenue recognition. The ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods and is to be retrospectively applied. Early adoption is not permitted. The Company is currently evaluating this guidance and the impact it will have on its Statement of Financial Condition.

C. Related Party Transactions

At December 31, 2015, the Company had an investment of $9,955,396 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, LLC, which is an affiliate of the Company. The amount is recorded in cash and cash equivalents in the Statement of Financial Condition.

In 2015, the Company earned approximately 59%, of its commission revenue from transactions executed on behalf of funds advised by Gabelli Funds, LLC and private wealth management clients advised by GAMCO Asset Management Inc., a wholly-owned subsidiary of GBL.

C. Related Party Transactions (continued)

Effective January 1, 2014, the Company entered into agreements with two affiliates, GAMCO Asset Management Inc. and Gabelli Funds, LLC, to provide each affiliate with the same types of research services that it provides to its other clients. The agreements call for these two entities to pay a research services fee. The annual fee amounts are determined by negotiations between the Company and each entity that utilizes the Company's research.

On July 27, 2011, the Company entered into a selected dealer and shareholder servicing agreement ("Distribution Agreement") with G.distributors, LLC ("G.distributors"). Pursuant to the Distribution Agreement through June 30, 2015, the Company received distribution fees on ongoing client relationships which certain of its registered representatives continued to provide shareholder services for and for which it was the broker of record. On July 1, 2015, the Company transferred these remaining assets to Distributors Holdings Inc. ("DHI").

On June 30, 2015, the Company was formed as a single member LLC of DHI, a 100% subsidiary of GSI, to transfer the distribution assets of G.research, Inc. through a series of steps to G.distributors, LLC. On July 1, 2015, G.research, Inc. was merged into the Company. As a result of the merger, a deferred tax liability of $1,937,670 was transferred to the Company's sole member, DHI, resulting in a capital contribution to the Company. The distribution assets were then transferred from the Company to DHI for their fair value of $234,000, also resulting in a capital contribution to the Company. DHI transferred the Company to GSI resulting in a deferred tax asset of $88,227 (tax effect of the transferred distribution assets of $234,000) to be recorded on DHI's books and a deferred tax liability of $88,227 to be recorded on the books of the Company. GSI transferred DHI to GAMCO Asset Management Inc. GAMCO Asset Management Inc. subsequently transferred its 100% owned subsidiary, G.distributors, to DHI. DHI then transferred the distribution assets to G.distributors.

On November 30, 2015, the Company's sole member GSI was transferred to AC, and AC was spun-off from GBL. As a result of the spin-off, the Company's deferred tax liability of $88,227 became taxable and, thus, became a current tax payable.

The Company pays a management fee equal to 20% of the Company's year-to-date pretax profits before consideration of this fee to GBL (through November 30, 2015) and AC (for the period December 1 to December 31, 2015). The Company also pays or receives the amount of its portion of the current tax expense or benefit (for GBL as of November 30, 2015 and for AC as of December 31, 2015). See Note G for details.

C. Related Party Transactions (continued)

On December 5, 1997, GBL entered into a fifteen-year lease, originally scheduled to expire on April 30, 2013, of office space at 401 Theodore Fremd Ave, Rye, NY from M4E, LLC, an entity owned by the adult children of the GBL and AC Chairman, one of whom is Co-Chairman of the Parent and as of May 2015 joined AC's board of directors and was named the President of AC. On September 15, 2008, GBL modified and extended this lease to December 31, 2023, and on June 11, 2013, GBL further modified and extended this lease to December 31, 2028.

D. Securities Owned, at Fair Value

Securities owned are recorded at fair value and consist of the following at December 31, 2015:

Common stocks	$ 174,848
Total	$ 174,848

E. Fair Value

The following table presents information about the Company's assets and liabilities by major categories measured at fair value on a recurring basis as of December 31, 2015 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2015

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Cash equivalents	$ 9,955,396	-	-	$ 9,955,396
Common stocks	174,848	-	-	174,848
Total assets at fair value	$ 10,130,244	-	-	$ 10,130,244

There were no transfers between any Levels during the year ended December 31, 2015.

F. Retirement Plan

The Company participates in GBL's incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by management of the Company and AC's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

G. Income Taxes

As a result of the spin-off, the Company's operations are included in the consolidated U.S. federal and certain state and local income tax returns of GBL for the first eleven months of the year. The Company is included in the consolidated U.S. federal and certain state and local income tax returns of AC for the last month of the year The Company's federal and certain state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current and deferred tax or benefit is either remitted to or received from GBL or AC using a benefits for loss approach such that net operating loss (or other tax attribute) is characterized as realized by the Company when those tax attributes are utilized in the consolidated tax return of GBL or AC. This is the case even if the Company would not otherwise have realized those tax attributes.

The Company has a pre-state apportionment net operating loss of approximately $24.9 million which will expire at varying amounts between 2030 through 2035. Total tax benefit derived from this net operating loss (limited to the three states where the Company files separate tax returns) has been estimated at $166,000. We believe that it is more likely than not that the benefit from the three separate state net operating loss carryforwards will not be realized. In recognizing this risk, we have provided a valuation allowance of $166,000 on the deferred tax assets relating to these net operating losses.

As of December 31, 2015, the Company's gross unrecognized tax benefits which relate to uncertain tax positions were $(15,678), of which $(10,191), if recognized, would affect the Company's effective tax rate. The Company continues to recognize both interest and penalties with respect to unrecognized tax benefits as income tax expense. The Company had accrued a liability of $83,950 for interest and penalties as of December 31, 2015. These amounts are included in accrued expenses and other liabilities on the Statement of Financial Condition.

As of December 31, 2015, management has not identified any potential subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months. The Company remains subject to income tax examination by the Internal Revenue Service for years after 2011 and state examinations for years after 2001.

H. Member's Capital

The Parent made capital contributions of $500,000 and $7,500,000 to the Company on February 13, 2015 and March 3, 2015, respectively.

The Member's capital was also impacted by a transaction that occurred on July 1, 2015. See Note C.

I. Guarantees, Contingencies, and Commitments

The Company has agreed to indemnify the clearing brokers for losses they may sustain from the customer accounts that trade on margin introduced by the Company. At December 31, 2015, the total amount of customer balances subject to indemnification (i.e. unsecured margin debits) was immaterial. The Company also has entered into arrangements with various other third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote, and therefore, an accrual has not been made in the Statement of Financial Condition.

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The Statement of Financial Condition includes the necessary provisions for losses that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonably possible, are not considered material to the Company's financial condition.

J. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of that rule which exempts all customer transactions cleared through another broker-dealer on a fully disclosed basis. In addition, our assets at the clearing broker-dealer are treated as allowable assets for net capital purposes as we have in place PAIB agreements pursuant to Rule 15c3-3. These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company had net capital, as defined, of $7,137,894, exceeding the required amount of $250,000 by $6,887,894, at December 31, 2015.

K. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statement through the date of this report and the Company has not identified any recordable or disclosable events, not otherwise reported in these financial statement or the notes thereto, except for the following:

On February 17, 2016, the Company amended its existing research service agreements with two wholly-owned subsidiaries of GBL, GAMCO Asset Management, Inc. and Gabelli Funds, LLC, to provide for annual research services fees from these entities in 2016. See Note C for further details of these agreements.